Exhibit 99.1

Patria Investments Announces Infrastructure Fund III Reaches Performance Fee Realization Threshold

Grand Cayman, Cayman Islands, January 10, 2023 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager confirmed today that Patria Infrastructure Fund III (or “the Fund”), through divestment activity in 6 portfolio companies and additional portfolio cash flows, has reached its return of capital and performance hurdle necessary to monetize performance fees.

In December 2022, Patria announced definitive agreements for the divestment of ODATA, a Brazilian data center service provider, and partial divestment of Entrevias, a toll road operator in the state of Sao Paulo, which follows the sale of 4 additional portfolio companies in prior periods. The progress of this portfolio to date reflects Patria’s commitment to investing across relevant Latin American infrastructure sectors to address structural bottlenecks and generate positive impact to the economy and population. It also illustrates the power of Patria’s strategic approach to infrastructure investment in the region, demonstrating the ability to develop, de-risk and sell high-quality assets to global strategic players, and generate attractive returns for investors.

Combined with the addition of incremental portfolio cash flows in December, cumulative proceeds to the Fund’s investors are expected to reach approximately $2.1 billion, surpassing the Fund’s performance fee realization hurdle. Distributions from recent activity are expected to generate at least $15 million in net realized performance fees to be recognized in the fourth quarter of 2022.

Patria’s Infrastructure Fund III is a $1.7 billion 2013 vintage fund which has invested in 10 portfolio companies. Based on valuations as of September 30, 2022, the Fund has achieved a gross multiple of invested capital (MOIC) of 2.1x and a net IRR of 13%, resulting in $127 million of Net Accrued Performance Fees. Following the recent activity, the Fund’s remaining portfolio of 5 active investments is performing well and also positioned for divestment over the next few years.

About Patria Investments

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history, combined assets under management of $26.5 billion as of September 30, 2022, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Patria Shareholder Relations:

Josh Wood: +1 917 769 1611 / josh.wood@patria.com